SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                        Commission File Number 1-871

                        NOTIFICATION OF LATE FILING

(Check One):
   [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:     December 31, 1994

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                      Part I. Registrant Information

Full name of registrant:      Bucyrus-Erie Company

Former name if applicable:

Address of principal executive office:  P. O. Box 500, 1100 Milwaukee Avenue

City, State and Zip Code:    South Milwaukee, Wisconsin 53172


                     Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheet if needed.)

On December 14, 1994, the transactions contemplated by the Second Amended Joint Plan of Reorganization of B-E Holdings and Bucyrus-Erie Company (the "Registrant") under chapter 11 of the U.S. Bankruptcy Code, as modified on December 1, 1994 (the "Amended Plan"), were consummated and the Amended Plan became effective thereby completing the Registrant's reorganization under chapter 11 of the U.S. Bankruptcy Code (the "Reorganization"). As required by AICPA Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Registrant is required to account for the Reorganization using the principles of fresh start reporting. Among other things, the principles of fresh start reporting require the Registrant to (i) record its total assets at their assumed reorganization value, with the reorganization value allocated to identifiable tangible assets on the basis of their estimated fair value, (ii) where appropriate, adjust its liabilities to the present values of amounts to be paid and (iii) require other significant adjustments to financial statement line items, such as eliminating accumulated deficits and cumulative foreign currency adjustments. As a result of implementing fresh start reporting, the financial statements of the Registrant for periods following consummation of the Amended Plan will not be comparable to the Registrant's financial statements of prior periods. Implementation of the principles of fresh start reporting relating to the Reorganization has required substantial additional efforts by Registrant's management and accountants, and implementation of such principles has not yet been finalized by the Registrant and its accountants.


                        Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Norbert J. Verville                         (414) 768-4477
        (Name)                            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes     [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [  ] Yes     [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Bucyrus-Erie Company
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1995                By: /s/  N. J. Verville
                                        Vice President - Finance
                                        and Treasurer